UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (  ✓  )        No    Form 40-F  (        )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (        )        No  (  ✓  )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Mirae Corporation (the “Company”) is unable to file its annual report on Form 20-F for the fiscal year ended December 31, 2006 (the “2006 20-F”) by July 2, 2007 (the “Prescribed Due Date”), for certain details of which are set forth below.

The principal reason for delay in the filing of the 2006 20-F is related to the company’s inability to prepare its consolidated financial statements as of and for the fiscal year ended December 31, 2006 (the “Consolidated Financial Statements”) in a timely manner. The delay in the preparation of the Consolidated Financial Statements results from the fact that Cyber Bank Corporation (“Cyber Bank”), an affiliate of the company, which the Company has in the past consolidated in its Financial Statements, was not able to conduct a physical inventory count as of December 31, 2006. As a result of such delay, the Company needs more time to complete its accounting records over inventories.

In light of the foregoing, the Company will not be able to file the 2006 20-F by the Prescribed Due Date. The Company is currently in the process of consolidating its Financial Statements and has placed it as a higher priority event. The Company’s management expects that the Company will be able to file 2006 20-F within the 15-day extension period permitted.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2007

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and Acting CFO

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